Exhibit 99.4

PRESS RELEASE

Sanofi and Regeneron Announce Dupilumab Biologics License

Application Accepted for Priority Review by U.S. FDA

Paris, France, and Tarrytown, N.Y. – September 26, 2016 - Sanofi and Regeneron Pharmaceuticals, Inc. (NASDAQ: REGN) today announced that the U.S. Food and Drug Administration (FDA) has accepted for priority review the Biologics License Application (BLA) for dupilumab for the treatment of adult patients with inadequately controlled moderate-to-severe atopic dermatitis (AD), a serious, chronic inflammatory skin disease. The application has been given a Prescription Drug User Fee Act (PDUFA) target action date of March 29, 2017. The investigational biologic therapy dupilumab inhibits signaling of IL-4 and IL-13, two key cytokines required for the type 2 (including Th2) immune response, which is believed to be major driver in the pathogenesis of the disease.

The BLA for dupilumab contains data from three Phase 3 pivotal studies in the global LIBERTY AD program that included more than 2,500 patients. The goal of the studies was to evaluate dupilumab as monotherapy (SOLO 1 and SOLO 2) and in concomitant administration with topical corticosteroids (CHRONOS), in adult patients with moderate-to-severe AD whose disease is not adequately controlled with topical prescription therapies. In 2014, the FDA granted Breakthrough Therapy designation to dupilumab for the treatment of adults with moderate-to-severe AD who are not adequately controlled with topical prescription therapies or for whom these treatments are not appropriate.

Sanofi and Regeneron will host an Investor Relations Thematic Conference Call for the financial community focusing on Dupilumab following the late breaking data presentation from two trials evaluating dupilumab for inadequately controlled moderate-to-severe AD (SOLO 1 and SOLO 2) at the 25th European Academy of Dermatology and Venereology (EADV) Congress in Vienna, Austria on Saturday, October 1 at 7:00 am ET/1:00 pm CET. To access this call, dial (888) 771-4371 (U.S.), 0805 102 604 (France), or 0808 238 9578 (UK). The conference call will include a presentation followed by a Q&A session.

Dupilumab is currently under clinical development and its safety and efficacy have not been fully evaluated by any regulatory authority. If approved, dupilumab would be commercialized by Regeneron and Sanofi Genzyme, the specialty care global business unit of Sanofi.

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi is organized into five global business units: Diabetes and Cardiovascular, General Medicines and Emerging Markets, Sanofi Genzyme, Sanofi Pasteur and Merial. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi Genzyme focuses on developing specialty treatments for debilitating diseases that are often difficult to diagnose and treat, providing hope to patients and their families.

About Regeneron Pharmaceuticals, Inc.

Regeneron (NASDAQ: REGN) is a leading science-based biopharmaceutical company based in Tarrytown, New York that discovers, invents, develops, manufactures, and commercializes medicines for the treatment of serious medical conditions. Regeneron commercializes medicines for eye diseases, high LDL cholesterol and a rare inflammatory condition and has product candidates in development in other areas of high unmet medical need, including rheumatoid arthritis, asthma, atopic dermatitis, pain, cancer, and infectious diseases. For additional information about the company, please visit www.regeneron.com or follow @Regeneron on Twitter.

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic conditions, the impact of cost containment initiatives and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2015. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Regeneron Forward-Looking Statements and Use of Digital Media

This news release includes forward-looking statements that involve risks and uncertainties relating to future events and the future performance of Regeneron Pharmaceuticals, Inc. (“Regeneron” or the “Company”), and actual events or results may differ materially from these forward-looking statements. Words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate,” variations of such words, and similar expressions are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. These statements concern, and these risks and uncertainties include, among others, the nature, timing, and possible success and therapeutic applications of Regeneron’s products, product candidates, and research and clinical programs now underway or planned, including without limitation dupilumab; the likelihood, timing, and scope of possible regulatory approval and commercial launch of Regeneron’s late-stage product candidates and new indications for marketed products, such as dupilumab for the treatment of adult patients with inadequately controlled moderate-to-severe atopic dermatitis and other potential indications; unforeseen safety issues and possible liability resulting from the administration of products and product candidates in patients, including without limitation dupilumab; serious complications or side effects in connection with the use of Regeneron’s products and product candidates in clinical trials; coverage and reimbursement determinations by third-party payers, including Medicare, Medicaid, and pharmacy benefit management companies; ongoing regulatory obligations and oversight impacting Regeneron’s marketed products, research and clinical programs, and business, including those relating to the enrollment, completion, and meeting of the relevant endpoints of post-approval studies; determinations by regulatory and administrative governmental authorities which may delay or restrict Regeneron’s ability to continue to develop or commercialize Regeneron’s products and product candidates; competing drugs and product candidates that may be superior to Regeneron’s products and product candidates; uncertainty of market acceptance and commercial success of Regeneron’s products and product candidates and the impact of studies (whether conducted by Regeneron or others and whether mandated or voluntary) on the commercial success of Regeneron’s products and product candidates, such as dupilumab; the ability of Regeneron to manufacture and manage supply chains for multiple products and product candidates; unanticipated expenses; the costs of developing, producing, and selling products; the ability of Regeneron to meet any of its sales or other financial projections or guidance and changes to the assumptions underlying those projections or guidance; the potential for any license or collaboration agreement, including Regeneron’s agreements with Sanofi and Bayer HealthCare LLC (or their respective affiliated companies, as applicable), to be cancelled or terminated without any further product success; and risks associated with intellectual property of other parties and pending or future litigation relating thereto. A more complete description of these and other material risks can be found in Regeneron’s filings with the United States Securities and Exchange Commission, including its Form 10-K for the year ended December 31, 2015 and its Form 10-Q for the quarterly period ended June 30, 2016. Any forward-looking statements are made based on management’s current beliefs and judgment, and the reader is cautioned not to rely on any forward-looking statements made by Regeneron. Regeneron does not undertake any obligation to update publicly any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events, or otherwise.

Regeneron uses its media and investor relations website and social media outlets to publish important information about the Company, including information that may be deemed material to investors. Financial and other information about Regeneron is routinely posted and is accessible on Regeneron’s media and investor relations website (http://newsroom.regeneron.com) and its Twitter feed (http://twitter.com/regeneron).

Contacts Sanofi:

Media Relations Ashleigh Koss Tel. : +1 (908) 981-8745 Ashleigh.Koss@sanofi.com	Investor Relations George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

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Contacts Regeneron:

Media Relations Ilana Tabak Tel: + 1 (914) 847-3836 Mobile: +1 (914) 450-6677 ilana.tabak@regeneron.com	Investor Relations Manisha Narasimhan, Ph.D. Tel: +1 (914) 847-5126 Manisha.narasimhan@regeneron.com

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